                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                        PREMIER RESEARCH WORLDWIDE, LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   740568 10 0
                                 (CUSIP Number)


                                  Joseph Keller
        1811 Chestnut Street, 8th Floor, Philadelphia, Pennsylvania 19103
                                 (215-972-2200)

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 27, 1999
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box[ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                                Page 1 of 7 Pages
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_______________________________________________________________________________

CUSIP NO.  740568 10 0
_______________________________________________________________________________

    1)     Name of Reporting Person
           S.S. or I.R.S. Identification Nos. of Above Person

                             Ira Lubert ###-##-####
______________________________________________________________________________

    2)     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]
           (b)  [ ]
______________________________________________________________________________

    3)     SEC Use Only
______________________________________________________________________________

    4)     Source of Funds (See Instructions)

                BK, PF
______________________________________________________________________________

    5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)        [ ]
______________________________________________________________________________

    6)     Citizenship or Place of Organization

                USA
_______________________________________________________________________________
               |     |
 Number of     |  7  |   Sole Voting Power         1,000,001
  Shares       |     |
Beneficially   |_____|________________________________________________________
 Owned By      |     |
   Each        |  8  |   Shared Voting Power       Zero
 Reporting     |     |
Person With    |_____|________________________________________________________
               |     |
               |  9  |   Sole Dispositive Power    1,000,001
               |     |
               |_____|_________________________________________________________
               |     |
               | 10  |   Shared Dispositive Power  Zero
               |     |
_______________|_____|_________________________________________________________

   11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,007,334
        (Reporting Person disclaims beneficial ownership of 7,333 shares)
______________________________________________________________________________

   12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                          [ ]
______________________________________________________________________________

   13)    Percent of Class Represented by Amount in Row (11)

                                     14.8%
______________________________________________________________________________

   14)    Type of Reporting Person (See Instructions)

                                       IN
______________________________________________________________________________

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

Item I - Security and Issuer.

         This Statement relates to the common stock, $.01 par value ("Common Stock"), of Premier Research Worldwide, Ltd. ("PRWW"). The principal executive offices of PRWW are located at 30 S. 17th Street, Philadelphia, Pennsylvania 19103.

Item 2 - Identity and Background.

         This Statement is filed by Ira Lubert. Mr. Lubert's business address is 1811 Chestnut Street, Eighth Floor, Philadelphia, Pennsylvania 19103. Mr. Lubert is a private investor who is self-employed. He is a citizen of the United States.

         During the past five years Mr. Lubert has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration.

         Mr. Lubert borrowed the sum of $5.5 million from Mellon Bank to fund a portion of the purchases of Common Stock by Mr. Lubert described in Item 5 below. Personal funds in the approximate amount of $500,000 were utilized to fund the balance of the purchases of Common Stock by Mr. Lubert. Internal funds of approximately $44,000 were utilized to fund the purchase of the 7,333 shares of Common Stock by the trust described in Item 5 below.

Item 4 - Purpose of Transactions.

         Mr. Lubert's purpose in acquiring the shares of Common Stock was to acquire an investment position in PRWW. While Mr. Lubert has no current plans to increase or (except as indicated in the next paragraph) decrease his investment position, he intends to review the

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

investment position from time to time. Depending upon such review, as well as market and business conditions and other factors, Mr. Lubert may choose to purchase additional shares of the Common Stock or to sell all or a portion of his shares of Common Stock.

         Mr. Lubert is in the process of co-founding an investment fund. He intends to offer to this fund 916,668 shares of the Common Stock. PRWW has also granted to Mr. Lubert, pursuant to the Put Option Agreement referred to in Item 6 below, the right to require PRWW to purchase from him 916,668 shares of the Common Stock, which right must be exercised, if at all, by September 15, 1999. In the event that the fund does not acquire these shares, Mr. Lubert will consider exercising such option.

Item 5- Interest in Securities of the Issuer.

         Mr. Lubert may be deemed the beneficial owner of 1,007,334 shares of the Common Stock, representing 14.8% of the outstanding Common Stock.

         Of such shares, 7,333 shares are owned by a trust for the benefit of Mr. Lubert's minor daughter. Mr. Lubert has no ability to vote or direct the vote or to dispose or direct the disposition of the shares owned by the trust, and Mr. Lubert disclaims beneficial ownership thereof.

         Mr. Lubert possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,000,001 shares of Common Stock owned by him.

         All 1,007,334 shares were acquired on August 27, 1999 in private transactions with UM Holdings, Ltd. The purchase price of $6 per share was paid in cash. No other transactions have been effectuated by Mr. Lubert in the Common Stock during the preceding 60 day period.


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

Item 6- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On August 27, 1999, PRWW and Mr. Lubert entered into a Put Option Agreement, providing to Mr. Lubert the right to require PRWW to purchase 916,668 shares of the Common Stock at a purchase price of $6 per share. Such right must be exercised by Mr. Lubert, if at all, on or before September 15, 1999.

Item 7 - Material to be Filed as Exhibits.

         Exhibit 1 -   Put Option Agreement dated August 27, 1999.
         ---------

---------------------------
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September  2, 1999

                                                        s/ Ira Lubert
                                                        ----------------------
                                                        Ira Lubert

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

EXHIBIT 1

                              PUT OPTION AGREEMENT


         AGREEMENT, dated August 27, 1999, between Premier Research Worldwide, Ltd, a Delaware corporation ("Company"), and Ira Lubert (the "Optionee").

         WHEREAS, the Optionee on this date has acquired 916,668 shares of the Common Stock of the Company (the "Shares"); and

         WHEREAS, the Company has granted to the Optionee a limited right to cause the Company to purchase the Shares, during the period, for the price and on the terms hereinafter provided.

         NOW, THEREFORE, the parties hereto hereby agree as follows:

         1. Grant of Put Option. The Company hereby grants to the Optionee an option to require the Company to purchase all, but not less than all, of the Shares at an exercise price of $6.00 per share (the "Option"), which Option must be exercised, if at all, on or before September 15, 1999 (the "Option Period").

         2. Exercise of Option. Optionee may exercise the Option, in whole but not in part, by delivering to the Company, during the Option Period, written notice of exercise. The closing of the sale and purchase of the Shares pursuant to the Option will occur within 15 days following the delivery of such notice of exercise. At such closing (i) the Company will pay the aggregate price for the Shares in the immediately available funds and (ii) the Optionee will deliver to the Company the certificate or certificates representing the Shares accompanied by stock powers executed in blank and otherwise will take such action as may be necessary in order to transfer to the Company good and marketable title to the Shares, free and clear of all claims, liens and encumbrances of any nature.

         3. Representations. Each party hereto represents and warrants to the other that it has full power and authority to execute and deliver this Agreement and that this Agreement has been duly and validly executed and delivered by it and constitutes the valid and binding obligation of it, enforceable against it in accordance with its terms.

         4. Miscellaneous. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their successors and assigns. This Agreement shall be construed in accordance with the laws of the State of Delaware. This Agreement may be executed in any number of counterparts each of which shall constitute one and the same instrument.

         IN WITNESS THEREOF, the parties have executed this Agreement as of the date first above written.


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                                         PREMIER RESEARCH WORLDWIDE, LTD.

                                          s/ Joel Morganroath
                                          -------------------------------------
                                          OPTIONEE:

                                           s/ Ira Lubert
                                           ------------------------------------
                                           Ira Lubert





























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